United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: CVS Health Corporation

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 7545, Wilmington, Delaware 19803-7545

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

BALANCING PUBLIC HEALTH AND FINANCIAL RETURNS:

A REBUTTAL TO THE CVS BOARD

WE URGE SHAREHOLDERS TO VOTE “FOR” ITEM 8 OF THE CVS PROXY

The Shareholder Commons urges you to vote “FOR” Item 8 on the proxy, the shareholder proposal requesting that the Board of CVS Health Corporation (“CVS” or the “Company”) commission and publish a report on business practices that prioritize its financial performance over mitigating the obesity crisis and its threat to the portfolios of CVS’s diversified shareholders.

The Shareholder Commons is a non-profit advocate for diversified investors. We work with shareholders to stop portfolio companies such as CVS from prioritizing enterprise value when doing so threatens the value of diversified portfolios.

A.	The Proposal

The Proposal asks for a report on the extent to which CVS, by stocking its shelves with candy, soda, and chips, is prioritizing its own financial returns over public health, and how such prioritization may threaten the interests of shareholders who rely on a thriving economy to support their diversified portfolios’ value:

RESOLVED, shareholders ask that the board commission and publish a report on (1) the link between the public-health costs created by the Company’s food, beverage, and candy business and its prioritization of financial returns over its healthcare purpose and (2) whether such prioritization threatens the returns of diversified shareholders who rely on a productive economy to support their investment portfolios.

For the diversified investors who make up a large portion of CVS shareholders, the health costs attributable to poor diets may very well outweigh any profits the Company receives from business decisions that harm public health. The Proposal asks CVS to explain how it balances these competing interests so that shareholders can understand the true cost Company decisions impose on them.

Supporting the Proposal signals that you want to understand how CVS’s focus on its own financial returns may harm diversified investors.

Voting “FOR” Item 8 does not constitute a criticism of management’s ability to create enterprise value for shareholders. Instead, the requested report is intended to allow shareholders to understand how CVS is striking the balance between its enterprise value and the economy on which diversified investment portfolios rely. The report will help shareholders understand whether they want CVS to continue with a product mix that prioritizes enterprise value over the public health.

Without the report the Proposal requests, shareholders will not be equipped to understand the true cost of Company decisions. Furthermore, diversified investors and the fiduciaries who vote on their behalf will not have the information they need to determine the impact that Company decisions have on shareholders’ investment portfolios.

B.	The Proposal will help CVS and its shareholders navigate the difficult balance between maximizing enterprise value and limiting the public health costs associated with obesity

Not all food is healthful and there is a legitimate business selling sweets, snacks, and other indulgent products. However, when those sales compromise public health, economic growth is threatened. This threat to economic growth is a concern for diversified investors.

The front of a typical CVS store is devoted to decidedly unhealthful food: soda, candy, chips, ice cream, and “energy drinks,” with “buy one, get one free” and similar promotions. Single-serving candy items dominate the front counter. The high visibility and promotion of items that have negative health implications could have an extremely detrimental effect on the health of CVS’s customers who may be there to purchase medicine for Type 2 diabetes, hypertension, or other ailments aggravated by poor food choices. The requested report will help shareholders understand external public health costs that come from promoting high-sugar and otherwise unhealthful products in a retail environment designed to improve the health of the people most at risk from those products.

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Although CVS promotes “Healthy People, Healthy Business, [and] Healthy Planet” as part of its Environmental, Social, and Governance Strategy, it has designed a strategy and set goals that CVS believes it can achieve without “adversely affecting our businesses, operating results, cash flows and/or prospects.”1 In other words, its strategy to “improve health outcomes” ends where Company financial performance is threatened. This means prioritizing CVS’s financial value over the health of its customers whenever the two interests clash.

As CVS’s unhealthful food marketing illustrates, this limited ESG strategy allows the Company to trade off public health impact for profits, which can harm the national economy—and thus diversified shareholders—over the long term.

The annual report establishes that CVS has decided not to pursue any health goal that might threaten its financial performance, thus putting the health of its millions of customers at risk to preserve enterprise value.

C.	CVS Uses Its Identity as a Health Company to Promote Foods that Lead to Obesity

CVS’s description of its business in its annual report emphasizes the Company’s central role in its customers’ health.

CVS Health Corporation (“CVS Health”), together with its subsidiaries (collectively, the “Company,” “we,” “our” or “us”), is a diversified health services company united around a common purpose of helping people on their path to better health. In an increasingly connected and digital world, we are meeting people wherever they are and changing health care to meet their needs. The Company has more than 9,900 retail locations…2

In a recent interview, CVS’s CEO emphasized the Company’s centrality to the lives of people trying to stay healthy or to address health issues:

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1 CVS Health Corporation, 2021 Annual Report on Form 10-K, available at https://www.sec.gov/ix?doc=/Archives/edgar/data/64803/000006480322000008/cvs-20211231.htm

2 Company Report on Form 10-K for 2019, available at https://www.sec.gov/ix?doc=/Archives/edgar/data/64803/000006480321000011/cvs-20201231.htm#ic31760c417ad433094d37b2420225748_13

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Because we’re so central in people’s lives, we have the ability to be even more central in people’s lives. That’s the mark I really want to make, is to be part of someone’s everyday life where if they’re healthy, they’re engaging with us to stay healthy. If they have health issues, they’re engaging with us so that we can help manage and navigate that.3

One way CVS engages with customers is through its 9,900 retail locations. As CVS says in its 2021 ESG Report:

CVS Pharmacy retail locations serve as local health and wellness destinations for millions of Americans. Approximately 4.5 million people walk through our doors every day… [T]hese community destinations put essential health and wellness products and services within easy reach.4

Despite its focus on health, CVS continues to push unhealthful food on the 4.5 million customers walking through its doors every day, even those coming to CVS for help with obesity-related illness. A visit to a typical CVS store in late 2020 reveals a pattern of retailing that is entirely at odds with the Company’s public profile promoting health.5 The front of the store is devoted to decidedly unhealthful food: soda, candy, chips, ice cream, and “energy drinks,” with “buy one, get one free” and similar promotions. Single-serving candy items dominate the front counter.

CVS understands that its front store products affect consumer choice. That is why, in 2014, it removed tobacco from its stores and the CEO issued the following statement:

Ending the sale of cigarettes and tobacco products at CVS Pharmacy is simply the right thing to do for the good of our customers and our company. The sale of tobacco products is inconsistent with our purpose – helping people on their path to better health.6

As a peer-reviewed study showed, this commitment to customers’ health did not simply shift tobacco sales to other retailers—it actually reduced tobacco purchases.7 By choosing to forgo the profits it would make from the sale of tobacco, CVS was able to improve public health.

It could do the same with junk food and beverages. Instead, CVS continues to push decidedly unhealthful products on its customers because it’s a good way to increase profits:

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3 David Gelles, Envisioning One-Stop Health Care Stores, The New York Times print edition (January 23, 2022), available at https://www.nytimes.com/2022/01/21/business/karen-lynch-cvs-health-ceo.html (emphasis added).

4 https://www.cvshealth.com/sites/default/files/cvs-health-esg-report-2021.pdf

5 This description is based on a visit to the store located at 4020 Concord Pike, Wilmington, DE 19803 on February 6, 2020.

6 Company website, available at https://cvshealth.com/thought-leadership/message-from-larry-merlo-president-and-ceo

7 Bruce Japsen, After CVS Stopped Cigarette Sales, Smokers Stopped Buying Elsewhere, Too, Forbes (February 20, 2017) available at https://www.forbes.com/sites/brucejapsen/2017/02/20/after-cvs-stopped-cigarette-sales-smokers-stopped-buying-elsewhere-too/?sh=6a8c5cd1c8f5

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The U.S. retailers are probably giving junk food and other sundries pride of place because they ring up higher margins than the consumer products found in the health and beauty aisles, according to Sanford Stein, founder of Retail Speak.8

Consistent with this analysis, CVS reported an increase in front store sales of 8.4 percent in 2021.9 Nothing in CVS’s public disclosure addresses the public health issue created by selling junk food to the 4.5 million customers who walk through its doors each day in search of health solutions.

D.	Public health costs threaten the returns of CVS’s diversified investors

There is no question that obesity is a serious health crisis. As two observers put it:

Obesity is a grave public health threat, more serious even than the opioid epidemic. It is linked to chronic diseases including type 2 diabetes, hyperlipidemia, high blood pressure, cardiovascular disease, and cancer. Obesity accounts for 18 percent of deaths among Americans ages 40 to 85, according to a 2013 study challenging the prevailing wisdom among scientists, which had placed the rate at around 5 percent. This means obesity is comparable to cigarette smoking as a public health hazard; smoking kills one of five Americans and is the leading preventable cause of death in the United States.10

Numerous studies link the crisis to diet.11 As one recent journal article made clear, “The recent surge in rates of obesity is driven by eating behaviors and food choices that promote excessive energy intake.”12

CVS’s contribution to this crisis and related public health issues may have a profoundly negative impact on its shareholders’ diversified investment portfolios. In addition to its human toll, obesity drags down GDP, impoverishing the world. One survey of the literature noted:

Obesity also imposes a large economic burden on the individual, and on families and nations. In 2014 the global economic impact of obesity was estimated to be US $2.0 trillion or 2.8% of the global gross domestic product (GDP). Besides excess health care expenditure, obesity also imposes costs in the form of lost productivity and foregone economic growth as a result of lost work days, lower productivity at work, mortality and permanent disability.

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8 Daphne Howland, The Inconvenient Truth About Drugstores, Media Group Online (March 3, 2021), available at

https://mediagrouponlineinc.com/2021/03/03/the-inconvenient-truth-about-drugstores/

9 https://www.fool.com/earnings/call-transcripts/2022/02/10/cvs-health-cvs-q4-2021-earnings-call-transcript/

10 David Blumenthal and Shanoor Seervai, Rising Obesity in the United States Is a Public Health Crisis, The Commonwealth Fund (April 24, 2018) available at https://www.commonwealthfund.org/blog/2018/rising-obesity-united-states-public-health-crisis

11 See Harvard School of Medicine, Food and Diet: Beyond Willpower: Diet Quality and Quantity Matter, available at https://www.hsph.harvard.edu/obesity-prevention-source/obesity-causes/diet-and-weight/

12 Alissa D. Smethers and Barbara J. Rolls, Dietary Management of Obesity: Cornerstones of Healthy Eating Patterns, Med Clin North Am. 2018 Jan; 102(1): 107.

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This crisis costs the United States almost $1 trillion per year: a recent Rockefeller Foundation study (the “Rockefeller Report”) showed that the cost of obesity, overweight, and diseases attributable to diet was $963 billion annually.13 This cost equals more than 4 percent of U.S. GDP for 2021.14 It is also more than triple the economic cost of smoking, an area CVS has chosen to address by ending tobacco sales.15

As shown in Figure 1, CVS’s choices that harm public health threaten its diversified shareholders’ financial returns, even if those decisions might benefit CVS financially.

FIGURE 1

CVS’s silence on this issue (in contrast to its decision to end tobacco sales) leads to critical questions for diversified shareholders: Is CVS improving its own financial value by contributing to the 4 percent drag on the U.S. economy arising from poor diet? If so, how does that affect its diversified shareholders’ portfolios?

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13 Rockefeller Foundation, True Cost of Food (2021) available at https://www.rockefellerfoundation.org/report/true-cost-of-food-measuring-what-matters-to-transform-the-u-s-food-system/

14 https://www.bea.gov/news/2022/gross-domestic-product-fourth-quarter-and-year-2021-advance-estimate

15 The U.S. Centers for Disease Control estimates the economic costs of at “more than $300 billion a year.” https://www.cdc.gov/tobacco/data_statistics/fact_sheets/fast_facts/index.htm

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Investors must ask these critical questions because a healthy economy is a far greater value driver to their portfolios than is the enterprise value of any one company within those portfolios: systematic factors explain 75-94 percent of average portfolio return.16 More specifically, as Figure 1 illustrates, if the economy continues to bear the costs of poor diet, there is a significant risk that GDP will be 4 percent less in the future, creating a corresponding 4 percent threat to diversified portfolios.17 Indeed, the threat may be even greater, as the Rockefeller Report was unable to include significant secondary impacts in its study, such as mental health, educational achievement, and consequences for family members.18

E.	In its opposition statement, CVS either fails to understand or refuses to acknowledge the point

In line with its limited ESG strategy, CVS appears to be making decisions regarding product mix and marketing that prioritize enterprise value over public health and, by extension, its diversified shareholders’ portfolios.

The CVS statement in opposition simply fails to address the trade-offs that are the subject of the Proposal. Instead, CVS simply lists the many things it does that improve public health (and that are within its ESG strategy that is designed not to threaten its financial performance). But as a public health company, it is to be expected that most, if not all, of its products and services would improve public health. That does not earn it a free pass to promote unhealthful consumption without regard to the impact such sales have on CVS’s owners and their diversified portfolios.

In fact, CVS seems to recognize its responsibilities:

We believe that healthier eating is key to the prevention and management of many chronic diseases. With more than 9,000 CVS Pharmacy locations providing front-store grocery and snack options, we know that these are often convenience items that are a critical part of our product mix. While we want to ensure customer choice, we also know that we are in a position to influence Americans’ dietary habits when they are looking for these convenient and on-the-go options.

In other words, CVS recognizes that its marketing and front store product mix influence its customers’ dietary habits.

But CVS’s promotion of calorie-dense, sugar-laden junk food continues. This is the direct consequence of CVS’s decision to limit its health initiatives to those that maintain or improve its financial performance. While that decision may improve the prospect for its executives’ shares to rise, it may also directly threaten diversified shareholders’ interests.

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16 Jon Lukomnik and James P. Hawley, Moving Beyond Modern Portfolio Theory: Investing that Matters (April 30, 2021), Routledge.

17 Principles for Responsible Investment & UNEP Finance Initiative, Universal Ownership: Why Environmental Externalities Matter to Institutional Investors, Appendix IV, https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

18 See supra, n.13.

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Highlighting this divergence of interests is not an indictment of CVS’s Board or management. It is simply a forthright description of the current state of affairs. If CVS refuses to acknowledge these plain facts, there is little chance it will be able to work constructively with its shareholders to strike the right balance.

F.	Why you should vote “FOR” the Proposal

Voting “FOR” the Proposal will signal to CVS that shareholders want to understand whether the Company is putting public health (and thus their diversified portfolios) at risk to improve CVS’s financial performance.

Additionally:

•	CVS’s product mix and marketing contribute to the trillion-dollar cost of poor diet to the U.S. economy, which poses a threat to diversified shareholders.

•	CVS disclosures show that its ESG strategies, including those focused on healthy customers, are limited to those initiatives that do not adversely impact the Company’s financial value. In fact, CVS celebrates increased “broad strength” in front store sales trends, suggesting that it is selling more, not less, unhealthful food, year over year.[19]

•	CVS’s decision-makers—who are heavily compensated in equity—do not share the same broad market risk as CVS’s diversified shareholders.

•	The Proposal only asks for an analysis, not a change in practice. Any trade-offs of economy-wide risk for narrow Company financial gain must be explained, so that shareholders can reach informed views about the balance struck between promoting Company financial return and maintaining the economic health that supports the value of diversified portfolios.

Conclusion

Vote “FOR” Item 8

By voting “FOR” Item 8, shareholders can urge CVS to account directly for the public health impacts of its operations, which directly affect diversified shareholder returns. Such a report will aid the CVS Board and management to authentically serve the needs of all shareholders, while preventing the dangerous implications to diversified shareholders and others of a narrow focus on financial return.

The Shareholder Commons urges you to vote FOR Item 8 on the proxy, the Shareholder Proposal requesting a report on public health costs at the CVS Inc. Annual Meeting on May 11, 2022.

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19 Supra, n.13.

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For questions regarding CVS Health Corporation, Proposal submitted by Myra Young, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.

TO VOTE YOUR PROXY FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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